Report of Independent Registered Public
Accounting Firm

The Board of Trustees and Shareholders
Dreyfus High Yield Strategies Fund

We have examined managements assertion,
included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that Dreyfus High Yield Strategies Fund, (the
Fund) complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31,
2015, and from February 28, 2015 through March
31, 2015, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2015, and with respect to agreement of security purchases and sales, for the period from February 28, 2015 (the date of the Funds last examination), through March 31, 2015:

1.	Obtained The Bank of New York Mellons
(the Custodian) security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation of the Funds accounting
records to the Custodians records as March
31, 2015;
5.	Agreement of pending purchase activity for
the Fund as of March 31, 2015 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Fund as of  March 31, 2015 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of a minimum of twenty-five
security purchases and twenty-five security
sales from the period February 28, 2015 (the
date of the Funds last examination) through
March 31, 2015, from the books and records
of the Fund to the bank statements noting
that they had been accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report (SOC
1 Report) for the period April 1, 2014 to
March 31, 2015 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of March 31, 2015, and from February 28, 2015 through March 31, 2015, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Dreyfus High Yield
Strategies Fund and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
August 31, 2015



August 31, 2015

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus High Yield Strategies
Fund, (the Fund) is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered
Management Investment Companies, of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of March 31, 2015 and from February 28, 2015 through March 31, 2015.

Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2015 and from February 28, 2015 through March
31, 2015 with respect to securities reflected in the investment accounts of the Fund.


Dreyfus High Yield Strategies Fund

Jim Windels
Treasurer

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